U.S. Securities and Exchange Commission
Washington, DC  20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person
OTR - Nominee for State Teachers Retirement Board of Ohio (STRS)
275 E. Broad Street
Columbus, Ohio  43215

2. Date of Event Requiring Statement
August 31, 1998

3. IRS or Social Security Number of Reporting Person
31-1312155

4. Issuer Name and Ticker or Trading Symbol
Brazil Fund Inc. (BZF)

5. Relationship of Reporting Person to Issuer
10% Owner

6. If Amendment, Date of Original
N/A



TABLE I

1. Title of Security
Common Stock

2. Amount of Securities Beneficially Owned
1,773,400

3. Ownership Form: Direct (D) or Indirect (I)
D

4. Nature of Direct Beneficial Ownership
The securities above were acquired in the ordinary course of business and were not acquired for the purpose of, And do not have the effect of, changing or influencing the control of the issuer of such securities, and were not acquired in connection with, or as a participant in, any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	09/04/1998
OTR, nominee name for The State Teachers Retirement Board of Ohio
275 East Broad Street, Columbus, Ohio  43215, Telephone:  614-227-4003
Signature
/s/ STEPHEN A. MITCHELL
 ....................................
STEPHEN A. MITCHELL
DEPUTY EXECUTIVE DIRECTOR, INVESTMENTS